UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of March 2008

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, March 7, 2008

Press release

(See details of the conference call on page 7)

RESULTS FOR THE 2007 FISCAL YEAR

CONTINUATION OF PROFITABLE GROWTH

22.3% INCREASE IN NET INCOME

Revenue (1): €32.6 billion, up 14% at current exchange rates

Cash flow from operations: €4,219.4 million, up 9.8%

Operating income: €2,496.9 million, up 17.1%

Recurring operating income (2): €2,469.2 million, up 11.1%
(up 11.9% at constant exchange rates)

Recurring net income (3): €933.2 million, up 22.5%

After-tax return on average capital employed: 10.9%

Net earnings per share(4): €2.16, up 13.7%

Dividend per share (5): €1.21, up 15.2%

Meeting on March 6, 2008, the Board of Directors examined and finalized Veolia Environnement’s financial statements for 2007.

(1)	Revenue from ordinary activities under IFRS.
(2)	See the Table entitled "From recurring operating income to operating income".
(3)

Recurring net income attributable to equity holders of the parent corresponds to the recurring part of operating income, cost of net financial debt, other financial income and expenses, the equity in net income of affiliates, and after minority interests and recurring income tax.

(4)	Non-diluted from options but adjusted for the increase in capital completed on July 10, 2007.
(5)	Subject to approval by the Annual Shareholders Meeting on May 7, 2008. Dividend to be paid starting from May 27, 2008 and shares will be traded ex-rights on the Euronext Paris as from May 22, 2008.

STRONG INTERNAL GROWTH (+7.8%) AND STRATEGY OF TARGETED EXTERNAL GROWTH (+7.1%)

Total consolidated revenue amounted to €32,628.2 million compared to €28,620.4 million for the year ended December 31, 2006, an increase of 14% at current exchange rates (14.9% at constant exchange rates).

Veolia Environnement continued its growth and development in all its business sectors. The company won and renewed multiple contracts in its priority development zones, including:

•

France: Mâcon, Abbeville, Aix-en-Provence and Sainte-Maxime in the Water division, Lyon (with the Leslys airport shuttle) in the Transport division and Lille in the Energy division (organic recovery center);

•

Europe: Shropshire in the United Kingdom in the Environmental Services (waste management) division, Rogaland in Scandinavia in the Transport division and Campo de Dalias in Spain in the Water division. Key industrial and tertiary contracts were also awarded to the company in Europe, including ST Microelectronics in Italy and in France and Novartis in Switzerland;

•	North America: Milwaukee and Tampa Bay in the Water division and Pinellas in the Environmental Services division;
•	The Asia/Pacific region: Tianjin-Shibei in China and Sydney in Australia in the Water division, Jiujiang in China in the Environmental Services division and Melbourne in the Transport division;
•	and the Middle East: Marafiq in Saudi Arabia and Fujairah in the United Arab Emirates in the Water division.

Veolia Environnement also made targeted acquisitions during the year that enabled the company to expand its business lines and its presence in certain countries. The company significantly strengthened its position in Germany with the acquisition of Sulo in the area of waste management. In addition, the company acquired several relatively small companies in the energy services business in Central and Eastern Europe. In the United Kingdom, Veolia Environnement acquired non-regulated business contracts in the water business. Finally, in the United States, through the acquisition of Thermal North America Inc. in energy services, Veolia Environnement completed its global offering of environmental services with key positions across each of its four business lines.

FURTHER INCREASE IN OPERATING INCOME

Operating income totaled €2,496.9 million in 2007 compared to €2,132.9 million in 2006, up 17.1% at current exchange rates.

Recurring operating income rose 11.1% at current exchange rates (up 11.9% at constant exchange rates), increasing to €2,469.2 million in 2007 compared to €2,222.2 million in 2006. This increase was the result of business growth, continued productivity improvement and the increased maturity of the portfolio of contracts over the course of the past several years. The recurring operating margin went from 7.8% in 2006 to 7.6% in 2007, largely due to the fast growth in engineering operations in the water business as well as in service activities in the energy business.

Growth in recurring operating income by division was as follows:

•	Veolia Water’s recurring operating income rose to €1,265.7 million (up 9.3% at constant exchange rates). Operating income increased to €1,267.7 million (up 9.2% at current exchange rates).

In France, the productivity improvement efforts, the development of new services and the good performance of the works business offset the decline in delivered volumes linked to unfavorable weather conditions during the summer.

In Europe, the operating income benefited from the maturity of contracts as well as from the satisfactory conclusion of litigation with the Land of Berlin concerning drainage operations and a dilution capital gain stemming from the equity participation by the EBRD in Veolia Voda, the holding company for Central and Eastern European activities. In Asia, growth in operating income was driven by the dual effect of the expansion of existing contracts (Shenzhen in China) and by the full-year effect of others (Kunming, Sinopec, Urumqi and Changzhou in China). In Africa/Middle East, the increase in operating income was satisfactory, despite certain circumstantial difficulties in Gabon. Growth in the Technological Solutions business also contributed to the increase in operating income.

•

Veolia Environmental Service’s (the waste management division) recurring operating income increased to €803.5 million in 2007 (up 26.4% at constant exchange rates). Operating income rose to €803.5 million in 2007 (up 23.9% at current exchange rates).

The operating performance in France benefited from the dual effect of the increase in volumes treated, particularly for incineration activities and waste going to landfills, as well as a very good performance of the hazardous waste business.

Outside France, the increase in operating income was particularly robust in the UK market due to the full year consolidation of Cleanaway UK, which was initially consolidated in the fourth quarter of 2006, and the good performances of the integrated municipal waste management contracts in this country. In Germany, the operations of Sulo (henceforth Veolia Umwelt Services) have been consolidated since July 2, 2007. In the United States, operating income increased significantly due to strong growth in the industrial services business and continued strength in pricing in solid waste. In Asia-Pacific, operating performance was sustained, particularly in Australia.

•

Veolia Energy’s recurring operating income reached €388.2 million in 2007 (up 1.8% at constant exchange rates). Operating income increased to €398.7 million in 2007 (up 5.6% at current exchange rates).

Operating income was impacted by the mild weather in the first months of the year in Europe as well as by the smaller contribution from sales of excess CO2 emission rights.

In France, profitability benefited from the improvement in the works business and in specialization subsidiaries that partly offset the effects of the mild weather.

In Europe, results improved significantly in Central Europe thanks to the strong increase in energy prices and the effect of acquisitions made during the year (Hungary). In Southern Europe, operating income benefited from the expansion of operations in Italy.

•

Veolia Transport’s recurring operating income increased to €115.1 million in 2007 (up 13.9% at constant exchange rates). Operating income amounted to €130.3 million in 2007 compared to €13.6 million in 2006.

Operating income in 2006 was negatively impacted by non-recurring losses of €86.5 million related to the operation of the Marschbahn rail contract in Germany.

In France, profitability in the business improved, in particular in the inter-urban business and in Ile-de-France. Operating income also increased due to the consolidation of SNCM, which posted results in-line with expectations.

Outside France, the solid performances recorded in Belgium and Australia, the recovery in the transit business and the development of the Transportation on Demand business in North America (in particular the Supershuttle business) and the turnaround in German operations offset the impacts of the start-up of the Limburg and Brabant contracts in the Netherlands.

Following a review of its various assets in order to enhance its profitability, Veolia Transport completed the disposal of its business in Denmark and a significant part of its operations in Spain.

COST OF NET FINANCIAL DEBT KEPT UNDER CONTROL

The cost of net financial debt rose from €701.0 million in 2006 to €817.1 million in 2007. This higher cost was due to a change in the average debt, the increase in interest rates and the longer maturity of the debt, which increased the weighted average cost of borrowing from 5.07% in 2006 to 5.49% in 2007.

Other financial income totaled €1.4 million in 2007 compared to an expense of €34 million in 2006. This was due to the positive impact from the revaluation of derivatives included in some contracts, the increase in net gains on loans and receivables offset by the unwinding of the discount for provisions.

STRONG INCREASE IN NET INCOME

Driven by the combined effect of good operating results, the leveling-off in tax expenses (as the effective tax rate decreased from 29.3% to 25.0%, benefiting primarily from lower tax charges in Germany and the United Kingdom) and the tight control of the net costs of borrowing, net income increased to €927.9 million in 2007 from €758.7 million in 2006 (up 22.3%).

Consolidated recurring net income rose 22.5% to €933.2 million in 2007 versus €762.0 million in 2006.

Net non-recurring items (-€5.3 million) in 2007, mainly included the impacts on operating income from the start of consolidation of SNCM for income of €20.5 million and a net loss of €23.2 million from discontinued operations.

Net income per share(1) rose 13.7% to €2.16.

STRONG CASH FLOW GENERATION

Cash flow from operations before tax and interest expense(2) from continuing operations(3), amounted to €4,220.9 million versus €3,852.4 million at December 31, 2006, a 9.6% increase that reflects the growth of the business, the increased maturity of contracts and productivity improvement efforts.

(1)	Non-diluted from options, but including the capital increase completed on July 10, 2007
(2)	Cash flow from operations & interest expenses, as defined by the Conseil National de Comptabilité's (CNC) recommendation dated October 27, 2004
(3)	Cash flow from discontinued operations totaled (€1.5m) in 2007 and (€8m) in 2006

After taking into account the repayment of operating financial assets (€395 million compared to €438.1 million at December 31, 2006), total cash generation was €4,614.4 million compared to €4,282.5 million in 2006. The company, furthermore, continued its active asset management policy and disposed of assets and equity interests amounting to €366 million. It also implemented a policy aimed at diversifying its risks, by allowing third parties, in particular multilateral organizations, to acquire equity interests in some of its subsidiaries.

As such, the cash flow generated was able to cover financial expenses and current tax, all maintenance capital expenditures (€1,590 million), current growth and development capital expenditures that totaled €1,001 million and the new operating financial assets (€334 million) as well as the change in the working capital requirement resulting from the business growth. Accordingly, free cash flow before new projects amounted to €906 million.

The company continued to pursue its growth by investing in new projects and targeted acquisitions which together amounted to €3,973 million. A significant part of this capital was for the acquisitions of Sulo in Germany and VES Tecnitalia (former TMT) in Italy in the waste management business, Thermal North America Inc. in the energy services business, for the award of the Lanzhou, Haikou, and Tianjin Shibei contracts in China and the acquisition of the non-regulated activities of Thames Water in the water business in the United Kingdom, as well as to acquire People Travel Group in Sweden in the transportation business

In support of its growth strategy, Veolia Environnement successfully launched, on June 12, 2007, a €2.6 billion capital increase. The rights issue, completed on July 10, 2007, enabled the company to strengthen its capital position and improve its financial flexibility.

After these investments, and taking into account the capital increase and the payment of dividends, net financial debt (1) amounted to €15.1 billion at December 31, 2007 compared to €14.7 billion at December 31, 2006.

Thus, the company was able to finance all its growth while improving its financial structure: the ratio of net financial debt / (cash flow from operations + repayment of operating financial assets) improved and stood at 3.3x at December 31, 2007 compared 3.4x at December 31, 2006.

IMPROVEMENT IN AFTER-TAX RETURN ON AVERAGE CAPITAL EMPLOYED: 10.9%

In line with the objectives set by the company, the after-tax return on capital employed further increased from 10.8% to 10.9% due to the combined impact of the increased maturity of contracts, the continued efforts to drive efficiencies and the control of capital employed, despite the dilutive effect in the first few years of certain growth investments and acquisitions.

(1)	Net financial debt = C+D+E+F-A-B (see Table below)

DIVIDEND

In view of these results, the Board of Directors has decided to propose a dividend per share of €1.21, representing a 15.2% increase, to be paid on May 27, 2008, to the Annual Shareholders Meeting to be held on May 7, 2008.

OUTLOOK

Following the Board of Directors meeting, Veolia Environnement Chairman and Chief Executive Officer Henri Proglio stated:

“In 2007 we continued to demonstrate improvement to our results despite rather unfavorable weather conditions and a deterioration in the economic environment in the second half of the year. This performance is the result of the strategic choices made by the company in the last several years. Veolia Environnement’s business model, focused mainly on long-term contracts, a balanced geographic exposure and a positive evolution of its business mix, bolsters the company in its leadership position in Environmental Services worldwide. Despite a more challenging economic environment, these elements enable us to target growth of at least 10% in our revenue, cash flow from operations and net income in 2008.”

In the medium-term, the company will continue to pursue its growth and development and maintains its growth of objective of between 8% and 10% per year while maintaining its objective of an after tax return on capital employed (ROCE) of 10% (excluding the potential effect related to the timing of acquisitions).

This progression is based on the organic growth of existing contracts, on new contracts won in robust markets in the company’s priority geographical regions for its business: Europe, North America and select countries in the Asia-Pacific region and in the Middle East, and on a selective policy of value-creating acquisitions in the environmental sector.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 630-371-2749

Press release also available on our web site: http://www.veolia-finance.com

Presentation of 2007 financial results

on Friday, March 7, 2007 at 8:30 AM (CET)

To listen live, you can connect at

+33 1 70 99 42 79

or

+44 207 138 0824

A rebroadcast will be available from March 7 to March 14, 2008

Telephone number (France)                           +33 1 71 23 02 48

Telephone number (UK)                                  +44 207 806 1970

Telephone number (USA)                               +1 718 354 1112

Code 8564175# (French version)

Code 5941975# (English version)

Press release and presentation on:

http://www.veolia-finance.com

CONSOLIDATED BALANCE SHEET

CONSOLIDATED BALANCE SHEET: ASSETS (€m)	31/12/2007	31/12/2006	31/12/2005
Goodwill	6,913.2	5,705.0	4,752.3
Intangible assets linked to concessions	2,989.2	2,345.6	2,091.8
Other intangible assets	1,706.4	1,379.8	1,281.4
Tangible assets	9,203.2	7,918.7	6,885.7
Investments accounted for using the equity method	292.1	241.0	201.5
Non-consolidated investments	256.1	181.7	209.5
Long-term operating financial assets	5,272.4	5,133.4	5,337.4
Derivative instruments - Assets	123.7	201.6	249.0
A Of which revaluation of treasury instruments	-	28.8	161.1
Other long-term financial assets	746.0	637.5	691.6
Deferred tax – Asset	1,468.1	1,355.7	1,134.7
Non-current assets	28,970.4	25,100.0	22,834.9
Inventories and work-in-progress	839.4	731.8	635.2
Accounts receivable	12,459.4	10,968.7	10,083.3
Short-term operating financial assets	355.2	326.2	208.0
Other short-term financial receivables	330.0	205.3	221.2
Marketable securities	-	66.4	60.7
Short-term derivative instruments - Assets	114.4	-	-
B Cash and cash equivalents	3,115.6	2,658.0	2,336.1
Current assets	17,214.0	14,956.4	13,544.5
Assets held for sale	122.5	67.3	1.6
TOTAL ASSETS	46,306.9	40,123.7	36,381.0

CONSOLIDATED BALANCE SHEET: LIABILITIES (€ m)	31/12/2007	31/12/2006	31/12/2005
Share capital	2,358.8	2,063.1	2,039.4
Additional paid-in capital	9,179.5	6,641.2	6,499.1
Retained earnings and net income	-3,925.4	-4,343.5	-4,748.3
Minority interests	2,577.8	2,192.6	1,888.0
Shareholders' equity	10,190.7	6,553.4	5,678.2
Non-current provisions	2,138.9	2,196.6	1,648.0
Other long-term debt	-	207.3	203.7
C Long-term financial debt	13,948.0	14,001.6	13,722.8
Derivative instruments – Liability	163.8	145.9	154.5
Deferred tax – Liability	1,794.7	1,504.9	1,205.0
Non-current liabilities	18,045.4	18,056.3	16,934.0
Accounts payable	12,944.8	11,268.6	10,369.8
Current provisions	825.7	825.9	754.0
D Short-term financial debt	3,805.0	2,904.1	2,138.2
Short-term derivative instruments – Liability	34.0	-	-
E Of which revaluation of treasury instruments	27.7	-	-
F Bank overdrafts	459.4	456.0	506.8
Current liabilities	18,068.9	15,454.6	13,768.8
Liabilities held for sale	1.9	59.4	-
Total liabilities	46,306.9	40,123.7	36,381.0

Net financial debt = C+D+E+F-A-B

Given the evolution of the company, certain line item details in the balance sheet have been modified to allow for a more pertinent analysis of the accounts and one which is consistent with the evolution of the accounting standards in the past years. These modifications do not impact the shareholders equity or net income of the company.

CONSOLIDATED INCOME STATEMENT

(€m)	31/12/2007	31/12/2006	31/12/2005
Revenue from ordinary activities	32,628.2	28,620.4	25,570.4
(of which revenue from operating financial assets)	345,1	351.0	325.8
Costs of sales	-26,929.6	-23,427.1	-20,869.9
Selling costs	-551.3	-515.2	-478.5
General and administrative costs	-2,757.0	-2,611.2	-2,394.9
Other costs and operating income	106.6	66.0	65.8
Operating income	2,496.9	2,132.9	1,892.9
Cost of financial debt	-969.6	-783.8	-774.0
Income from financial debt	152.5	82.8	63.3
Other financial income and expenses	1.4	-34.0	28.1
Income tax expense	-420.1	-409.6	-422.4
Equity in net income of affiliates	16.9	6.0	6.5
Income before earnings from discontinued operations and minority interests	1,278.0	994.3	794.4
Net income from discontinued operations	-23.2	0.6	0.7
Net income before minority interests	1,254.8	994.9	795.1
Minority interests	326.9	236.2	172.9
Net income	927.9	758.7	622.2

Net earnings per share (€) (1)
Diluted	2.13	1.89	1.56
Non-diluted	2.16	1.90	1.57

Net earnings per share from continuing operations (€) (1)
Diluted	2.19	1.88	1.56
Non-diluted	2.21	1.90	1.57

Average number of diluted shares (in millions)	435.0	402.4	397.6
Average number of non-diluted shares (in millions)	430.0	398.8	395.6

(1)

Following the increase in capital completed on July 10, 2007, the earnings per share calculation, for both the basic and diluted, has been adjusted retroactively for all periods given in compliance with the IAS33 standard.

CONSOLIDATED CASH FLOW STATEMENT (€m)	31/12/2007	31/12/2006	31/12/2005
Net income attributable to equity holders of the parent	927.9	758.7	622.2
Share of minority interests	326.9	236.2	172.9
Operating depreciation, amortization, provisions & impairment losses	1,816.7	1,831.0	1,690.7
Financial amortization & impairment losses	8.0	9.4	-21.0
Capital gains/losses on disposals and dilution	-173.5	-73.3	-70.0
Share of net income of associates	-16.9	-6.0	-14.9
Dividends received	-8.8	-9.7	-6.5
Cost of net financial debt	817.1	701.0	712.4
Income tax expense	420.1	357.1	422.4
Other (including IFRS 2)	101.9	40.0	33.7
Cash flow from operations	4,219.4	3,844.4	3,541.9
Of which cash flow from discontinued operations	-1.5	-8.0	4.3
Change in net working capital requirements	-167.1	-111.8	-39.4
Tax paid	-417.7	-343.0	-338.8
Cash flow provided by operating activities	3,634.6	3,389.6	3,163.7
Purchase of intangible, property, plant and equipment	-2,518.7	-2,017.6	-1,837.1
Proceeds on disposals of intangible, property, plant and equipment	212.9	141.3	168.8
Financial investments	-1,835.4	-1,291.5	-944.1
Proceeds from sale of financial assets	181.7	206.7	154.0
Operating financial assets:
New operating financial assets	-404.1	-360.6	-513.4
Principal payments on operating financial assets	360.7	438.1	320.6
Dividends received	15.3	13.8	16.8
New long-term loans granted	-65.0	-69.4	-62.1
Principal payments on long-term loans	61.6	29.2	55.7
Change in short-term loans	-27.4	2.6	115.0
Purchases / sales of marketable securities	-	3.4	118.2
Cash flow provided by investing activities	-4,018.4	-2,904.0	-2,407.6
Change in short-term financial debt	-1,534.5	-239.2	-2,936.2
New loans and other long-term debt	2,060.4	1,997.2	3,134.8
Principal payments on loans and other long-term debt	-1,362.9	-1,000.8	-2,319.6
Increases in capital	3,039.2	246.5	81.0
Purchase of treasury shares	18.9	0.4	-
Dividends paid	-564.3	-479.2	-374.0
Interest paid	-716.0	-596.4	-738.8
Cash flow provided by financing activities	940.8	-71.5	-3,152.8
Opening cash and cash equivalents position	2,202.0	1,829.3	4,240.2
Currency effects and miscellaneous	-102.8	-41.4	-14.2
Closing cash and cash equivalents position	2,656.2	2,202.0	1,829.3

Cash and cash equivalents	3,115.6	2,658.0	2,336.1
- Bank overdrafts and other cash position items	459.4	456.0	506.8
Closing cash and cash equivalents position	2,656.2	2,202.0	1,829.3

FROM RECURRING OPERATING INCOME TO OPERATING INCOME

(€m)	31/12/07	31/12/06	Δ current FX rates
Recurring operating income	2,469	2,222	+11.1%

Non-recurring items
• Provisions booked in transportation in Germany	-	-86
• Transportation	+15	-
• Other (incl. Energy Poland in 2007)	+13	-3

Operating income	2,497	2,133	+17.1%

FROM RECURRING NET INCOME TO NET INCOME

(in €m)	2007

Recurring net income attributable to equity holders of the parent	933

• Non-recurring operating income impact	+28
• Disposal of discontinued operations (Transport in Denmark)	-23
• Non-recurring tax	+11
• Other (including minority interests on items above)	-21

Net income attributable to equity holders of the parent	928

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 7, 2008

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary